                                                                    Exhibit 12-B

                        Delmarva Power & Light Company

          Ratio of Earnings to Fixed Charges and Preferred Dividends
          ----------------------------------------------------------
                            (Dollars in Thousands)



                                               12 Months
                                                 Ended                       Year Ended December 31,
                                                June 30,     ------------------------------------------------------------
                                                  2001         2000         1999         1998          1997        1996
                                               ---------     --------     --------     --------     --------     --------
Income before extraordinary item               $ 255,578     $141,816     $142,179     $112,410     $105,709     $116,187
                                               ---------     --------     --------     --------     --------     --------

Income taxes                                     168,464       81,510       95,321       72,276       72,155       78,340
                                               ---------     --------     --------     --------     --------     --------
Fixed charges:
    Interest on long-term debt
       including amortization of
       discount, premium and expense              76,188       77,178       77,790       81,132       78,350       69,329
    Other interest                                 5,633        7,512        6,117        9,328       12,835       12,516
    Preferred dividend require-
       ments of a subsidiary trust                 5,687        5,687        5,687        5,688        5,687        1,390
                                               ---------     --------     --------     --------     --------     --------
       Total fixed charges                        87,508       90,377       89,594       96,148       96,872       83,235
                                               ---------     --------     --------     --------     --------     --------

Nonutility capitalized interest                        -            -            -            -         (208)        (311)
                                               ---------     --------     --------     --------     --------     --------
Earnings before extraordinary item,
   income taxes, and fixed charges             $ 511,550     $313,703     $327,094     $280,834     $274,528     $277,451
                                               ---------     --------     --------     --------     --------     --------

Fixed charges                                  $  87,508     $ 90,377     $ 89,594     $ 96,148     $ 96,872     $ 83,235

Preferred dividend requirements                    8,277        7,787        7,417        7,150        7,556       14,961
                                               ---------     --------     --------     --------     --------     --------

                                               $  95,785     $ 98,164     $ 97,011     $103,298     $104,428     $ 98,196
                                               =========     ========     ========     ========     ========     ========
Ratio of earnings to fixed
   charges and preferred dividends                  5.34         3.20         3.37        2.72          2.63         2.83

For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of a subsidiary trust, plus the estimated interest component of rentals. Preferred dividend requirements represent annualized preferred dividend requirements multiplied by the ratio that pre-tax income bears to net income.